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                             November 1, 2022

       James Lim Eng Hock
       Chief Executive Officer
       Multi Ways Holdings Limited
       3E Gul Circle
       Singapore 629633

                                                        Re: Multi Ways Holdings
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
21, 2022
                                                            CIK No. 0001941500

       Dear James Lim Eng Hock:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted October 21, 2022

       Financial Statements, page F-1

   1. Please provide updated interim financial statements and related disclosures as required by
                                                        Item 8.A.5 of Form
20-F.
       Report of Independent Registered Public Accounting Firm, page F-2

   2. As previously requested in comment 12, please include the specific date of the Report of
                                                        Independent Registered
Public Accounting Firm in accordance with PCAOB Auditing
                                                        Standard 3101.10. Also
tell us and clarify why the signature month changed from August in the initial filing
to October in the current filing.
 James Lim Eng Hock
FirstName
Multi WaysLastNameJames  Lim Eng Hock
           Holdings Limited
Comapany 1,
November  NameMulti
             2022     Ways Holdings Limited
November
Page 2    1, 2022 Page 2
FirstName LastName
        You may contact Andi Carpenter at (202) 551-3645 or Andrew Blume at
(202) 551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Jason Ye